EXHIBIT 4.20

Exhibit 4.20

INSTRUMENT OF AMENDMENT TO THE
MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

The MDU Resources Group, Inc. 401(k) Retirement Plan, (as amended and restated December 1, 2006) (the “Plan”), is hereby further amended, effective as of January 1, 2008, unless otherwise indicated, as follows:

1.	Effective January 1, 2009, by replacing the definition of “Compensation” under Article I of the Plan, in its entirety, with the following:

Compensation – The total compensation paid to an Eligible Employee by the Employer (not in excess of $200,000, as adjusted by the Secretary of the Treasury to reflect increases in the cost of living), unreduced by any savings contributions of the Eligible Employee to the Plan, and any amount contributed by the Employer pursuant to a salary reduction agreement and which is not includible in the gross income of an Employee under Sections 125, 132(f)(4), 402(e)(3), 402(h), or 403(b) of the Code, including any differential wage payment (as defined in Section 3401(h)(2) of the Code), but excluding other contributions to the Plan, contributions to other employee benefit plans, relocation allowances, club membership reimbursements, the cost of group life insurance that is added to taxable income of the Eligible Employee, and any other extra or additional compensation from the Employer which does not constitute base compensation, such as bonuses and other incentive compensation.

Explanation:  As required by the Heroes Earnings Assistance and Relief Tax Act of 2008 (the “HEART Act”) this change amends the Plan to include differential wage payments as Compensation for deferral and other Plan purposes.

2.	Effective as of January 1, 2007, by adding the following sentence at the end of the definition of “Eligible Rollover Distribution” in Article I of the Plan:

A portion of a distribution shall not fail to be an Eligible Rollover Distribution merely because the portion consists of after-tax employee contributions which are not includible in gross income.  However, such portion may be paid only to an individual retirement account or annuity described in Section 408(a) or 408(b) of the Code, or to a qualified retirement plan (either a defined contribution plan or a defined benefit plan) described in Section 401(a) or 403(a) of the Code, or an annuity contract described in Section 403(b) of the Code that agrees to separately account for amounts so transferred.

Explanation:  The Pension Protection Act of 2006 (the “PPA”) requires this change to expand the rollover provisions to allow the rollover of after-tax amounts to 403(b) plans and defined benefit plans, provided certain conditions are met.

3.	By adding the following sentence at the end of the definition of “Highly Compensated Employee” in Article I of the Plan:

For plan years beginning after December 31, 2007, for purposes of this subsection, the term “compensation” means Section 415 compensation (as defined in Section 3.7).

Explanation:  This change updates internal cross references to comply with the recently-issued final regulations under Section 415 of the Code.

4.	Effective January 1, 2009, by replacing the first two sentences of Subsection 2.2(c) of the Plan with the following:

A Participant who ceases to be an Eligible Employee (other than by termination of employment), or discontinues savings contributions under Section 3.1, or enters the military service of the United States, shall also be an inactive Participant with respect to the Deferred Savings Feature of the Plan; provided, however that, notwithstanding any provision of the Plan to the contrary, (i) contributions, benefits, and service credit with respect to qualified military service will be provided in accordance with Section 414(u) of the Code, (ii) in the case of a Participant who dies while performing qualified military service (as defined in Section 414(u) of the Code) on or after January 1, 2007, the survivors of the Participant are entitled to any benefits (other than benefit accruals relating to the period of qualified military service) provided under the Plan had the Participant resumed and then terminated employment on account of death.

Explanation:  This amendment adds language required under the HEART Act to provide that any additional benefit (other than accrual service credit for military service) that is available to the survivor of an active employee who dies while employed with the company shall be available to the survivors of participants who die while in qualified military service.

5.
By replacing the phrase “Eligible Employee’s Section 415 Compensation (as defined in Section 3.7)” for the phrase “Eligible Employee’s compensation (as determined for purposes of Section 415(c)(3) of the Code and the regulations thereunder)” where the latter appears in Subsections 3.5(c) and 3.6(c) of the Plan.

Explanation:  This change updates internal cross references to comply with the recently-issued final regulations under Section 415 of the Code.

By replacing Section 3.7 of the Plan, in its entirety, with the following:

3.7
Contribution Limitation.  Notwithstanding any provision of the Plan to the contrary, and except to the extent permitted under Section 414(v) of the Code, the “annual additions” (as defined below) to a Participant’s Accounts shall not exceed the lesser of (i) 100 percent of the Participant’s total “Section 415 compensation” (as defined below) or (ii) $46,000, as adjusted for cost-of-living increases under Section 415(d) of the Code.  Plan benefits shall be paid in accordance with Section 415 of the Code and applicable Treasury Regulations issued thereunder, the requirements of which are incorporated herein by reference to the extent not specifically provided herein.

The term “annual addition” for any Plan Year means the sum of (i) the savings contributions, matching contributions and profit sharing contributions, if any, credited to a Participant’s Accounts for that year, and (ii) the contributions made by an Employer or Affiliate on behalf of such Participant (including contributions made by such Participant pursuant to an election to defer earnings), and any remainders to be credited to his account under any other defined contribution plan maintained by the Employers or Affiliates in which such employee participates.  The Plan Administrator shall take any actions it deems advisable to avoid an annual addition in excess of the limitations set forth in Section 415 of the Code; provided, however, if a Participant’s annual addition for a Plan Year actually exceeds the limitations of this subsection 3.7, the Plan Administrator shall correct such excess in accordance with applicable Treasury Regulations or applicable guidance issued by the Internal Revenue Service.

The term “Section 415 compensation” shall mean the total of all of the wages, salaries and other amounts received by the Participant from an Employer or Affiliate for services rendered to an Employer or Affiliate as reflected on Form W-2, but only to the extent such amounts are includible as compensation under Section 415(c)(3) of the Code and the regulations thereunder (including any amounts includible in a Participant’s income under the rules of Section 409A of the Code or because the amounts are constructively received by the Participant for any year beginning on or after January 1, 2008), plus (a) any elective deferrals (as defined in Section 402(g)(3) of the Code) and (b) any amount contributed or deferred by an Employer at the Participant’s election which is excludable from income under Sections 125, 132(f)(4) or 457 of the Code.

Notwithstanding the foregoing, Section 415 compensation for a Plan Year shall include compensation paid to the Participant by the later of 2-½ months after the Participant’s severance from employment with an Employer or the end of the Plan Year that includes the date of the Participant’s severance from employment with such Employer if: (i) the payment is regular compensation for services during the Participant’s regular working hours, or compensation for services outside the Participant’s regular working hours (such as overtime or shift differential), commissions, bonuses, or other similar payments, and, absent a severance from employment, the payments would have been paid to the Participant while the Participant continued in employment with an Employer; (ii) the payment is for unused accrued bona fide vacation time that the Participant would have been able to use if employment had continued; or (iii) the payment is received by the Participant pursuant to a nonqualified unfunded deferred compensation plan, but only if the payment would have been paid at the same time if employment had continued and only to the extent the payment is includible in gross income.  Payments other than those described above shall not be considered compensation if paid after severance from employment, even if they are paid by the later of 2½ months after the date of severance from employment or the end of the Plan Year that includes the date of severance from employment, except: (i) payments to an individual who does not currently perform services for an Employer by reason of qualified military service (within the meaning of Section 414(u)(1) of the Code) to the extent these payments do not exceed the amounts the individual would have received if the individual had continued to perform services for the Employer rather than entering qualified military service; or (ii) compensation paid to a Participant who is permanently and totally disabled, as defined in Section 22(e)(3) of the Code, provided that either salary continuation applies to all Participants who are permanently and totally disabled for a fixed or determinable period, or the Participant was not a highly compensated employee immediately before becoming disabled.  Notwithstanding any provision of the Plan to the contrary, Section 415 compensation shall not include amounts in excess of the limitation under Section 401(a)(17) of the Code in effect for the Plan Year.

Explanation:  This change amends the Plan’s definition of Section 415 Compensation to comply with the recently-issued final regulations under Section 415 of the Code.

7.	Effective January 1, 2009, by adding the following two sentences at the end of Subsection 4.6(a) of the Plan:

In accordance with Section 414(u)(12) of the Code, a Participant receiving a differential wage payment (as defined in Section 3401(h)(2) of the Code) shall be treated as having been severed from employment with the Employers and Affiliates for purposes of taking a distribution of his or her Account during any period the Participant performs service in the uniformed services while on active duty for a period of more than 30 days.  If a Participant elects to receive a distribution pursuant to the preceding sentence, such Participant shall not be permitted to make Savings Contributions under Section 3.1 of the Plan during the six-month period beginning on the date of the distribution.

Explanation:  The HEART Act provides that a Participant who is serving in the military and receiving differential wage payments remains an “employee” of the Employer, but such Participant is not prohibited from receiving a distribution from the Plan because of his or her employment status.  This change amends the Plan to provide that, for purposes of receiving a distribution, such Participant is treated as having been severed from employment for any period during which the Participant is performing in the uniformed services while on active duty for more than 30 days.  However, if any amounts are distributed on account of the foregoing rule, the Participant is not permitted to make elective deferrals to the Plan during the six-month period beginning on the date of distribution.

8.	By adding the following two sentences at the end of Section 4.7, Distributions Made in Accordance with Code Section 401(a)(31), of the Plan:

Solely to the extent permitted in Sections 408A(c)(3)(B), (d)(3) and (e) of the Code and the regulations and other guidance issued thereunder, an eligible Distributee may elect to roll over any portion of an Eligible Rollover Distribution to a Roth IRA (as defined by Section 408A of the Code) in a “Qualified Rollover Contribution” (as defined in Section 408A(e) of the Code), provided that the rollover requirements of Section 402(c) of the Code are met, and provided further that, in the case of an Eligible Rollover Distribution to a non-spouse beneficiary, the Roth IRA is treated as an inherited individual retirement account (within the meaning of Section 408(d)(3)(C) of the Code).  For tax years beginning prior to January 1, 2010, a Distributee will not be eligible to make a Qualified Rollover Contribution unless he or she satisfies the requirements of Section 408A(c)(3)(B) of the Code and the regulations and other guidance issued thereunder.

Explanation:  As required by the PPA, this particular amends the Plan to allow for rollovers to Roth IRAs.

IN WITNESS WHEREOF, MDU Resources Group, Inc., as Sponsoring Employer of the Plan, has caused this amendment to be duly executed by a member of the MDU

Resources Group, Inc. Employee Benefits Committee on this 24th day of November, 2008.

MDU RESOURCES GROUP, INC. EMPLOYEE BENEFITS COMMITTEE

By:	/s/ Vernon A. Raile
Vernon A. Raile, Chairman